Exhibit 99.(h)(12)

Exhibit (h) (12) Amendment to Expense Limitation Agreement

AMENDMENT TO EXPENSE LIMITATION AGREEMENT

AMENDMENT TO EXPENSE LIMITATION AGREEMENT (the “Amendment”), effective as of February 1, 2008, by and between Financial & Investment Management Group, Ltd., a corporation (the “Adviser”), and Utopia Funds (the “Trust”), on behalf of the Utopia Growth Fund, the Utopia Core Fund, the Utopia Core Conservative Fund and the Utopia Yield Income Fund, each a series of the Trust (each a “Fund” and collectively, the “Fund”).

WHEREAS, the Trust and the Adviser entered into an Expense Limitation Agreement effective November 17, 2006 (the “Expense Limitation Agreement”); and

WHEREAS, the Trust and the Adviser desire to extend the Expense Limitation Agreement for another year; and

WHEREAS, the Trust and the Adviser desire to change the Operating Expense Limit from 1.37% to 1.44%;

NOW THEREFORE, the parties hereto agree that Section 1.2 and Section 2 of the Expense Limitation Agreement are hereby amended to read as follows:

“1.2         Operating Expense Limit.  The Operating Expense Limit in any year with respect to a Fund shall be 1.44% (annualized) of the average daily net assets of the Fund.

2.             Term and Termination of Agreement.  This Agreement shall terminate either upon the termination of the Advisory Agreement or on January 31, 2009.  The obligation of the Adviser under Section 1 of this Agreement shall survive the termination of the Agreement solely as to expenses and obligations incurred prior to the date of such termination.”

IN WITNESS WHEREOF, the parties have caused this Amendment to be signed by their respective officers thereunto duly authorized and their respective corporate seals to be hereunto affixed, as of the day and year first above written.

UTOPIA FUNDS

By:	/s/ Jon Mohrhardt
Name:	Jon Mohrhardt
Title:	Treasurer

FINANCIAL & INVESTMENT
MANAGEMENT GROUP, LTD.

By:	/s/ Paul Sutherland
Name:	Paul Sutherland
Title:	President